Exhibit (a)(1)(M)

This announcement is not an offer to purchase or a solicitation of an offer to sell Ordinary Shares or ADSs (each as defined below). The Offer (as defined below) is made upon the terms and subject to the conditions set forth in the Offer to Purchase (as defined below), dated as of June 11, 2021, and the accompanying Ordinary Share Acceptance Form and ADS Letter of Transmittal, and is being made to all holders of Ordinary Shares and to all holders of ADSs. The making of the Offer in jurisdictions other than the United States may be restricted or prohibited by law. Purchaser (as defined below) is currently not aware of any jurisdiction where the making of the Offer is restricted or prohibited by law. If Purchaser becomes aware of any such restriction or prohibition on the making of the Offer or the acceptance of the Ordinary Shares or ADSs, Purchaser will make a good faith effort to comply or seek to have such prohibition or restriction declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply, Purchaser will not make the Offer to holders of Ordinary Shares or ADSs in that jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All of the Outstanding Ordinary Shares

including

American Depositary Shares Representing Ordinary Shares

of

Talend S.A.

for

U.S. $66.00 Per Ordinary Share

and

U.S. $66.00 Per American Depositary Share

by

Tahoe Bidco B.V.

an indirect subsidiary

of

Tahoe Ultimate Parent, L.P.

an affiliate of Thoma Bravo Fund XIV Global, L.P.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JULY 28, 2021, UNLESS THE OFFER IS EXTENDED.

Tahoe Bidco B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”), is an indirect subsidiary of Tahoe Ultimate Parent, L.P., a limited partnership organized under the laws of the Cayman Islands (“Parent”) , an affiliate of Thoma Bravo Fund XIV Global, L.P. Purchaser is offering to purchase all of the outstanding ordinary shares, nominal value €0.08 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including American Depositary Shares representing Ordinary Shares (each of which represents one Ordinary Share) (each, an “ADS,” and collectively, the “ADSs,” and Ordinary Shares issuable upon the exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”)), of Talend S.A., a société anonyme organized under the laws of France (“Talend”), for U.S. $66.00 per Ordinary Share and U.S. $66.00 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable (see “The Tender Offer—Terms of the Offer—Consideration and Payment” of the Offer to Purchase (as defined below)), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of June 11, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Ordinary Share Acceptance Form (together with any amendments or supplements thereto, the “Ordinary Share Acceptance Form”) or American Depositary Share Letter of Transmittal (together with any amendments or supplements thereto, the “ADS Letter of Transmittal,” and together with the Offer to Purchase, the Ordinary Share Acceptance Form and other related materials, as each may be amended or supplemented from time to time, the “Offer”). No fraction of Ordinary Shares or ADSs will be purchased from any holder, and all payments to tendering holders of Ordinary Shares or ADSs pursuant to the Offer to Purchase will be rounded to the nearest whole cent. No interest will be paid on the Offer Price for Ordinary Shares or ADSs pursuant to the Offer.

The Offer will expire at 5:00 p.m., New York City time, on July 28, 2021, unless extended (the latest time and date at which the Offer will expire is referred to as the “Expiration Date”).

After the Expiration Date, if all of the conditions to the Offer have been satisfied (including the Minimum Condition, as defined below) or, to the extent legally permitted, waived by the Expiration Date, Purchaser expects to provide for a subsequent offering period of at least three business days during which tenders of Ordinary Shares and ADSs will be accepted in accordance with Rule 14d-11 under the Exchange Act (the “Subsequent Offer Period”). Holders of Ordinary Shares or ADSs tendering into the Subsequent Offer Period will receive the same price per Ordinary Share and ADS, respectively, as will be paid in the initial offer period pursuant to the Offer to Purchase. Purchaser will not pay any interest on the Offer Price for Ordinary Shares or ADSs tendered during the initial offer period or the Subsequent Offer Period. During the Subsequent Offer Period, it is expected that JPMorgan Chase Bank N.A., as the depositary of the ADSs (the “ADS Depositary”), will tender the Ordinary Shares underlying any untendered ADSs to Purchaser in exchange for the Offer Price promptly following the Expiration Date, and the ADS Depositary will hold such aggregate cash payment in trust for the benefit of the holders of such non-tendered ADSs. The ADS Depositary will arrange to distribute such amount to such holders on a pro rata basis, less any applicable withholding taxes.

The Offer is being made pursuant to the Memorandum of Understanding, dated as of March 10, 2021, by and between Tahoe Bidco (Cayman), LLC, an exempted company incorporated under the laws of the Cayman Islands and wholly owned subsidiary of Parent (“Cayman Bidco”), and Talend (as it may be further amended, restated or supplemented from time to time in accordance with its terms, the “MoU”). The MoU is described in detail in the Offer to Purchase (see “The Tender Offer—MoU; Other Agreements—MoU” of the Offer to Purchase). Under the terms of the MoU, the Offer is subject to the satisfaction or waiver of various conditions, including that immediately prior to the expiration of the Offer, the number of Ordinary Shares (including ADSs representing Ordinary Shares) validly tendered pursuant to the Offer (and not properly withdrawn prior to the expiration of the Offer), together with the Ordinary Shares then beneficially owned by Purchaser (if any), represents at least 80% (or, in Purchaser’s sole discretion, a lower percentage; provided that in no event will such percentage be lower than 67%) of, without duplication, (a) all of the Ordinary Shares (including ADSs representing Ordinary Shares) then outstanding plus (b) all of the Ordinary Shares issuable upon the exercise, conversion or exchange of any options, warrants, convertible notes, stock appreciation rights or other rights to acquire Ordinary Shares then outstanding (other than Talend’s 1.75% senior convertible notes due September 1, 2024), regardless of whether or not then vested but, in each case, after giving effect to the cancellation of any options, free shares or warrants in connection with the exercise of such instruments (such condition, the “Minimum Condition”) (see “The Tender Offer—MoU; Other Agreements—Condition to Consummation of the Offer—Minimum Condition”). The Offer is subject to other important conditions set forth in this Offer to Purchase (see “The Tender Offer—Conditions of the Offer”). The Offer is not subject to a financing condition.

In addition to the satisfaction of the Minimum Condition, the Offer is subject to certain regulatory approvals as described in the Offer to Purchase (see “The Tender Offer—MoU; Legal Matters; Required Regulatory Approvals” of the Offer to Purchase).

Subject to the terms of the MoU and applicable law, the period during which the Offer remains open may be extended at any time and from time to time. Pursuant to the MoU, unless the Offer is terminated in accordance with the MoU, the Offer will be extended for one or more successive periods of not more than ten business days each if, at the otherwise-scheduled Expiration Date, any of the conditions to the Offer (other than conditions that by their nature are to be satisfied immediately prior to acceptance for payment of any validly tendered Ordinary Shares and ADSs) are not satisfied or, to the extent legally permitted, waived by Parent in order to permit the satisfaction of such conditions; provided that any extension of the Offer does not extend past the earlier of (i) the termination of the MoU pursuant to its terms, or (ii) December 31, 2021 (the “Outside Date”); provided that, if all of the conditions other than the certain regulatory approvals described in the Offer to Purchase shall have been satisfied or waived by Purchaser, either Purchaser or the Company may extend the Offer until March 31, 2022. In addition, Purchaser shall extend the Offer, to the extent required by applicable U.S. federal securities laws, if it makes a material change to the terms of the Offer, makes a material change in the information concerning the Offer, or waives a material condition of the Offer. However, the Offer will be extended for any period or periods required by applicable law or applicable rules, regulations, interpretations or positions of the U.S. Securities and Exchange Commission (the “SEC”) or its staff or any of the rules and regulations, including listing standards, of NASDAQ.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if Purchaser waives a material condition of the Offer, such change or waiver will be promptly disseminated to all shareholders of Talend (including ADS holders) in a manner reasonably designed to inform them of such change or waiver and the Offer will be extended to the extent required by U.S. federal securities laws. In the event of an extension, all of the Ordinary Shares or ADSs validly tendered into and not properly withdrawn from the Offer will remain subject to the Offer. Under such extension, each holder will continue to have the right to withdraw Ordinary Shares or ADSs previously tendered. All holders of the Ordinary Shares or ADSs that validly tender, and do not withdraw, their Company Shares into the Offer prior to the expiration of the Offer, will receive the same price per Ordinary Share or ADS, as applicable, regardless of whether they tendered before or during any extension period of the Offer.

The Board of Directors of Talend (the “Talend Board”) has unanimously (a) determined that the transactions contemplated by the MoU, including the Offer, are (i) consistent with and will further the business objectives and goals of Talend, (ii) advisable and (iii) in the best interests of Talend, its shareholders, other stakeholders and its employees, (b) approved and adopted the transactions contemplated by the MoU, including the Offer and (c) determined, in accordance with its duties under applicable law, to recommend that Talend’s shareholders support the Offer, accept the Offer and tender their Ordinary Shares (including ADSs representing Ordinary Shares) into the Offer. A more complete description of the reasons for the Talend Board’s approval of the transactions contemplated by the MoU, including the Offer, will be set forth in a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) to be prepared by Talend and filed with the SEC and mailed to all Talend shareholders. All shareholders (including ADS holders) should carefully read the information set forth in the Schedule 14D-9 in its entirety, including the information to be set forth under the sub-heading “Background and Reasons for the Recommendation” of the Schedule 14D-9. Such information will be available at the SEC’s website at www.sec.gov when filed by Talend.

Concurrently with the execution of the MoU, Parent has entered into tender and support agreements with each member of the Talend Board and certain executive officers, in each case in their capacity as shareholders of Talend, pursuant to which the signatories thereto have agreed, among other things, to tender all of his/her/its Company Shares pursuant to the Offer and to vote in favor of all of the resolutions related to the Offer, including the Post-Offer Reorganization (as defined below). The signatories have also agreed not to tender their equity or vote in favor of an alternate acquisition proposal or solicit competing proposals or transfer any of their equity without prior written consent of Cayman Bidco (see “The Tender Offer— Memorandum of Understanding; Other Agreements—Other Agreements— Tender and Support Agreements” of the Offer to Purchase).

Following the completion of the Offer, the parties intend to consummate a series of transactions (the “Post-Offer Reorganization”) intended to ensure that Parent will become the sole owner of the Talend’s businesses and operations, and that in exchange therefor, each holder of Company Shares that did not tender its Company Shares in the Offer is entitled to receive (subject to the completion of such transactions) the same consideration that it would have received as if it tendered such Company Shares in the Offer, without interest and subject to any applicable taxes. However, Parent may elect, in its sole discretion, to not effect the Post-Offer Reorganization and may instead elect to take alternative action to effectuate a corporate reorganization in a different way. See “The Tender Offer—Possible Effects of the Offer on the Market for ADSs; NASDAQ Listing; Exchange Act Registration; Termination of the ADS Deposit Agreement; The Post-Offer Reorganization; Margin Regulations—Post-Offer Reorganization” of the Offer to Purchase for a further description of the Post-Offer Reorganization.

If you are a registered holder of American Depositary Receipts (“ADRs”) evidencing ADSs and you intend to tender your ADRs into the Offer, you should timely send the ADRs, together with a properly completed and duly executed ADS Letter of Transmittal bearing your original signature and all other documents required by the ADS Letter of Transmittal, to Equiniti Trust Company (the “ADS Tender Agent”) at the address set forth on the back cover of the Offer to Purchase. Your ADRs, ADS Letter of Transmittal and all other required documents must be received by the ADS Tender Agent before 5:00 p.m., New York City time, on the Expiration Date. In some circumstances, your signature on the ADS Letter of Transmittal or the signature of an endorser of the tendered ADRs must be guaranteed under the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program (a signature guarantee of that kind, a “Medallion Guarantee”).

If you hold uncertificated ADSs registered in your name on the books of JPMorgan Chase Bank, N.A., the ADS depositary, a properly completed and duly executed ADS Letter of Transmittal bearing your original signature, and all other documents required by the ADS Letter of Transmittal, must be received by the ADS Tender Agent before 5:00 p.m., New York City time, on the Expiration Date. In some circumstances, your signature on the ADS Letter of Transmittal must be guaranteed by a Medallion Guarantee.

If you hold your ADSs through a broker or other securities intermediary, you must contact such securities intermediary and have the securities intermediary tender your ADSs on your behalf through The Depository Trust Company (“DTC”) before 5:00 p.m., New York City time, on the Expiration Date. Further, before 5:00 p.m., New York City time, on the Expiration Date, the ADS Tender Agent must receive (i) a confirmation of such tender and (ii) an Agent’s Message (as defined in “The Tender Offer—Procedures for Tendering into the Offer—Tender of ADSs” of the Offer to Purchase). DTC, participants in DTC, and other securities intermediaries are likely to establish cut-off times and dates that are earlier than 5:00 p.m., New York City time, on the Expiration Date to receive instructions to tender ADSs. You should contact your broker or other securities intermediary to determine the cut-off time and date that is applicable to you. In certain cases, ADS holders may tender in accordance with procedures for guaranteed delivery described in the Offer to Purchase (see “The Tender Offer—Procedures for Tendering into the Offer—Guaranteed Delivery Procedures” of the Offer to Purchase).

If you are a holder of Ordinary Shares that are not represented by ADSs, and if you intend to tender all or any portion of such Ordinary Shares into the Offer, you should deliver a properly completed Ordinary Share Acceptance Form, and all other documents required by the Ordinary Share Acceptance Form, to [•] (the “Ordinary Shares Agent”) to be received prior to 5:00 p.m., New York City time, on the Expiration Date. If you hold Ordinary Shares through a broker or other securities intermediary, you must contact such securities intermediary and instruct it to deliver the Ordinary Shares you wish to tender on your behalf. You should contact your broker or other securities intermediary to determine the cut-off time and date that is applicable to you.

In any event, if you are a holder of ADSs and you intend to tender all or any portion of such ADSs into the Offer, or if you are a holder of Ordinary Shares and you intend to tender all or any portion of your Ordinary Shares into the Offer, in each case, you must follow the applicable procedures set forth in the Offer to Purchase.

Payment for Ordinary Shares tendered and accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for all of the Ordinary Shares validly tendered into and not withdrawn from the Offer with the Ordinary Shares Agent, who will transmit payment for your tendered Ordinary Shares to you.

Payment for ADSs tendered and accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for all of the ADSs validly tendered into and not withdrawn from the Offer with the Ordinary Shares Agent who will transmit payment for your tendered ADSs to you. If you hold ADSs through a broker or other securities intermediary, the ADS Tender Agent will credit DTC, for allocation by DTC to your broker or other securities intermediary, with an amount, in U.S. dollars, equal to the aggregate ADS Offer Price of your tendered ADSs that Purchaser has accepted for payment.

All payments will be subject to any withholding taxes that may be applicable. Under no circumstances will interest be paid by Purchaser on the Offer Price pursuant to the Offer.

The Offer provides for withdrawal rights as required by U.S. federal securities laws. Therefore, you will be able to withdraw any tendered Ordinary Shares or ADSs, in accordance with the procedures set forth in “The Tender Offer—Withdrawal Rights” of the Offer to Purchase, before 5:00 p.m., New York City time, on the Expiration Date. Unless Purchaser has accepted your Ordinary Shares or ADSs for payment as provided in the Offer, you may also withdraw your tendered Ordinary Shares or ADSs at any time after August 10, 2021. If you have tendered Ordinary Shares or ADSs, you must properly complete and duly execute a notice of withdrawal for such Ordinary Shares or ADSs, and such notice must be received by the Ordinary Shares Agent or the ADS Tender Agent, as applicable, before 5:00 p.m., New York City time, on the Expiration Date. If you hold your Ordinary Shares or ADSs through a broker or other securities intermediary, and if your securities intermediary has established a cut-off time and date for receipt of instructions to withdraw that is earlier than 5:00 p.m., New York City time, on the Expiration Date, you must contact your securities intermediary prior to its earlier cut-off time and date to request it to make the withdrawal in accordance with the applicable procedures. Under the U.S. federal securities laws, no withdrawal rights will apply to Ordinary Shares or ADSs tendered during a Subsequent Offer Period and no withdrawal rights will apply during the Subsequent Offer Period with respect to Ordinary Shares and ADSs tendered into the Offer during the initial offer period that have been accepted for payment.

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Ordinary Shares or ADSs, including questions as to the proper completion or execution of any Ordinary Share Acceptance Form, ADS Letter of Transmittal, Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any Ordinary Shares or ADSs, will be determined by Purchaser, in its sole discretion. Purchaser reserves the absolute right to waive any defect or irregularity in any tender of Ordinary Shares or ADSs by any holder, whether or not similar defects or irregularities are waived in the case of other holders of Ordinary Shares or ADSs. No tender of Ordinary Shares or ADSs will be deemed to have been validly made until all defects and irregularities have been cured or waived to Purchaser’s satisfaction. Purchaser also reserves the absolute right to reject any or all tenders of Ordinary Shares and ADSs determined by Purchaser not to be in proper form or for which acceptance for payment or payment may be unlawful.

The receipt of cash in exchange for Company Shares pursuant to the Offer (including during any subsequent offering period, as it may be extended by Parent or Purchaser) or the liquidation related to the Post-Offer Reorganization, assuming the liquidation actually occurs, generally will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other tax laws. In general, a U.S. holder (as defined in “The Tender Offer—Tax Considerations—Material U.S. Federal Income Tax Consequences” of the Offer to Purchase) that exchanges Company Shares for cash in the Offer will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received with respect to such shares (determined before the deduction of any applicable withholding taxes) and the U.S. holder’s adjusted tax basis in such shares. A U.S. holder’s adjusted tax basis will generally equal the price the U.S. holder paid for its Company Shares. Gain or loss will also generally be determined separately for each block of Company Shares held by a U.S. holder. Any such capital gain or loss will generally be long-term capital gain or loss where the U.S. holder’s holding period for such Company Shares is more than one year at the effective time of the Offer (see “The Tender Offer—Tax Considerations—Material U.S. Federal Income Tax Consequences” of the Offer to Purchase). Certain limitations apply to the deductibility of a U.S. holder’s capital losses.

Payments made pursuant to the Offer may be subject to backup U.S. federal income tax withholding (currently at a rate of 24%), unless certain information is provided or an exemption applies. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a tendering shareholder may be refunded or credited against a U.S. holder’s U.S. federal income tax liability, if any, provided that provided that the required information is timely furnished to the U.S. Internal Revenue Service in a timely manner.

The receipt of cash for Company Shares pursuant to the Offer (including during any subsequent offering period, as it may be extended by Parent or Purchaser) or the Post-Merger Reorganization will be a taxable transaction for French tax purposes. In general, a French holder (as defined in “The Tender Offer—Tax Considerations—Material French Tax Considerations—French Holders” of the Offer to Purchase) that sells Ordinary Shares pursuant to the Offer will recognize a gain or loss for French tax purposes that will be subject to a different tax regime depending on whether the French holder is an individual subject to personal income tax or a company subject to corporate income tax. In general, a non-French holder (as defined in “The Tender Offer—Tax Considerations—Non-French Holders” of the Offer to Purchase) that sells Ordinary Shares pursuant to the Offer will not be subject to French income tax in respect of such sale of Ordinary Shares, subject to certain exceptions. For a more complete description of the French income tax consequences of the Offer, see “The Tender Offer—Tax Considerations—Material French Tax Considerations” of the Offer to Purchase.

The foregoing tax-related information is only a summary of the applicable tax rules, and is given as a general guideline. Holders are urged to consult their tax advisors with respect to the specific tax consequences to them of participating in the Offer in light of their particular circumstances, including U.S. federal, state and local and non-U.S. tax consequences.

The information required to be disclosed by paragraph d(1) of Rule 14d-6 of the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the Ordinary Share Acceptance Form and the ADS Letter of Transmittal accompanying the Offer to Purchase and is incorporated herein by reference. Talend has provided Purchaser with its list of shareholders and with security position listings for the purpose of dissemination of the Offer to holders of Ordinary Shares and holders of ADSs. The Offer to Purchase, the Ordinary Share Acceptance Form and the ADS Letter of Transmittal will be mailed to record holders of Ordinary Shares and ADSs and will be furnished to brokers and other securities intermediaries whose names, or the names of whose securities intermediaries, are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of securities.

The Offer to Purchase, the Ordinary Share Acceptance Form, the ADS Letter of Transmittal and the Schedule 14D-9 contain important information. Holders of Ordinary Shares and/or ADSs should carefully read them in their entirety before any decision is made with respect to the Offer.

The Offer has not been approved or disapproved by the SEC, or any securities commission of any state of the United States, or the securities regulatory authorities of any other jurisdiction, nor has the SEC, or any state securities commission, or the securities regulatory authorities of any other jurisdiction, expressed a view with respect to the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in the Offer to Purchase. Any representation to the contrary is unlawful.

Any questions or requests for assistance may be directed to the Information Agent at its telephone numbers and address set forth below. Additional copies of the Offer to Purchase, the Ordinary Share Acceptance Form, the ADS Letter of Transmittal and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies, and such copies will be furnished promptly at Purchaser’s expense. Holders of Ordinary Shares and ADSs may also contact their broker, bank or other securities intermediary for assistance concerning the Offer.

The Information Agent for the Offer is:

1407 Broadway

New York, New York 10018

Holders may call toll-free:

(800) 322-2885 (from the U.S. and Canada)

From outside the U.S. and Canada:

(212) 929-5500

Email (for material requests only):

tenderoffer@mackenziepartners.com

June 11, 2021